# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primo Brands Corporation, CIK 0002042694
CUSIP: 741623102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001193125-24-265387
Filed by CIK 0002042733
Persons authorized to receive notices and communications: Fola Adamolekun, c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, New York (NY), 10111, (212) 605-6000

## Reporting persons
- ORCP III DE TopCo GP, LLC (CIK 0002042733): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
  Comment: Limited Liability Company
- Triton Water Parent Holdings, LP (CIK 0002042697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- R. Scott Spielvogel (CIK 0001400216): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- Tony W. Lee (CIK 0001988010): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 166,868,368; sole dispositive power 0; shared dispositive power 166,868,368; aggregate amount beneficially owned 166,868,368 (44.4% of the class)
- Triton Water Equity Holdings, LP (CIK 0002046046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 124,000,000; sole dispositive power 0; shared dispositive power 124,000,000; aggregate amount beneficially owned 124,000,000 (33% of the class)
- Triton Water Equity Holdings, GP, LLC (CIK 0002046213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 124,000,000; sole dispositive power 0; shared dispositive power 124,000,000; aggregate amount beneficially owned 124,000,000 (33% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Primo Brands Corporation
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Primo Brands Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2025, Triton Water Parent Holdings, LP contributed 66,000,000 shares of Class A Common Stock to Triton Water Equity Holdings, LP in exchange for equity interests in Triton Water Equity Holdings, LP to facilitate the pledge of such shares as collateral for the Loan Agreement Amendment (as defined below).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based on 376,115,732 shares of Class A Common Stock outstanding as of March 12, 2025, following the March 2025 Secondary Offering, as previously defined in Amendment No. 3.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Triton Water Parent Holdings, LP is the record holder of 42,868,368 shares of Class A Common Stock and Triton Water Equity Holdings, LP is the record holder of 124,000,000 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by Triton Water Parent Holdings, LP and Triton Water Equity Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by Triton Water Equity Holdings, LP. ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, R. Scott Spielvogel and Tony W. Lee may also be deemed to share beneficial ownership of the securities held of record by Triton Water Parent Holdings, LP.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock since Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

On March 27, 2025 (the "Signing Date"), the first amendment to the previously disclosed Loan Agreement (the "Loan Agreement Amendment") was entered into by and among Triton Water Equity Holdings, LP, Triton Water Equity Holdings GP, LLC, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Calculation Agent, and (for limited purposes specified in the Loan Agreement Amendment) Triton Water Parent Holdings, LP, and One Rock Capital Partners III, LP.

Pursuant to the Loan Agreement Amendment, Triton Water Equity Holdings, LP intends to borrow an additional $500 million under the Loan Agreement, on the terms and subject to the conditions set forth in the Loan Agreement Amendment. As security for its obligations under the Loan Agreement Amendment, Triton Water Equity Holdings, LP granted on March 27, 2025 (the "Closing Date) a first priority lien to the Lenders, pro rata to the amount of their respective commitments, on an additional 66,000,000 shares of Class A Common Stock that are contributed to it by Triton Water Parent Holdings, LP (together with the previously pledged 58,000,000 shares of Class A Common Stock, the "Pledged Shares"), pursuant to pledge and security agreements (the "Pledge Agreements") by and between Triton Water Equity Holdings, LP and each Lender, as of the Closing Date, and Triton Water Equity Holdings, LP may be required to post additional collateral in certain circumstances. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares pledged to a particular Lender will remain with Triton Water Equity Holdings, LP at all times prior to the sale of such Pledged Shares by such Lender in a foreclosure upon an event of default under the Loan Agreement. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require Triton Water Equity Holdings, LP to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Agreement Amendment and the Pledge Agreements.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- ORCP III DE TopCo GP, LLC: /s/ Tony W. Lee, Tony Lee, Managing Member (03/27/2025)
- Triton Water Parent Holdings, LP: /s/ Tony W. Lee, Tony W. Lee, Authorized Person (03/27/2025)
- R. Scott Spielvogel: /s/ R. Scott Spielvogel, R. Scott Spielvogel (03/27/2025)
- Tony W. Lee: /s/ Tony W. Lee, Tony W. Lee (03/27/2025)
- Triton Water Equity Holdings, LP: By: Triton Water Equity Holdings GP, LLC, its general partner, By: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (03/27/2025)
- Triton Water Equity Holdings, GP, LLC: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (03/27/2025)